FORM OF
PROMISSORY NOTE

$___________	Santa Fe Springs, CA
________, 2008

FOR VALUE RECEIVED, the undersigned AuraSound, Inc., a publicly traded Nevada corporation (“Maker”) located at 11839 East Smith Avenue, Santa Fe Springs, CA 90670, promises to pay InSeat Solutions LLC, a California limited liability company located at 11839 East Smith Avenue, Santa Fe Springs, CA 90670 (“Holder”) or order, on written demand as provided herein, the principal amount of __________________ ($________) (the “Principal Amount”).

Simple interest shall accrue on the unpaid Principal Amount at the rate of eight (8%) percent per annum (computed on the basis of the 365-day year and the actual number of days lapsed) until the date on which this Promissory Note (“Note”) is paid in full. Interest shall accrue monthly and shall be payable along with the Principal Amount on the fifth business day following the delivery of a written demand notice by Holder to Maker (the “Payment Date”), provided that Holder may from time to time demand repayment of less than the full Principal Amount and interest accrued thereon in such manner.

All payments received by Holder shall be applied first to the payment of accrued interest and then to the unpaid balance of the Principal Amount.

Holder may declare all indebtedness evidenced by this Note to be immediately due and payable upon the happening of any of the following: (1) nonpayment, when due, of all or any portion of the Principal Amount, or interest thereon, if not cured within five (5) business days after the applicable Payment Date; (2) the filing by or against the Maker of a request or petition for liquidation, reorganization, arrangement, adjustment of debts, adjudication as a bankrupt, relief as a debtor or other relief under the bankruptcy, insolvency or similar laws of the United States or any state or territory thereof or any foreign jurisdiction, now or hereafter in effect; (3) the making by the Maker of any general assignment for the benefit of creditors; or (4) the appointment of a receiver or trustee for Maker or for any assets of Maker, including, without limitation, the appointment of or taking possession by a “custodian”, as defined in the Federal Bankruptcy Code.

No modification or waiver of any provision of this Note or any documents or instruments executed simultaneously herewith shall be effective unless it shall be in writing and signed by both Holder and Maker, and any such modification or waiver shall apply only in the specific instance for which given.

The term “Holder” as used herein shall be deemed to include Holder and its successor(s), endorsee(s) and assign(s).

Maker hereby waives presentment, demand for payment, protest, notice of protest and notice of non-payment hereof.

No failure by Holder to exercise, and no delay in exercising, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Holder of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of Holder as herein specified are cumulative and not exclusive of any other rights or remedies which Holder may have at law or in equity.

This Promissory Note shall be governed by the internal laws of the State of California without regard to its principles of conflicts of laws. Maker and Holder agree that the State and Federal Courts, which sit in the State of California, Los Angeles County, shall have exclusive jurisdiction of all controversies and disputes arising hereunder.

FOR MAKER		FOR HOLDER

AuraSound, Inc.		InSeat Solutions LLC

By:	/S/Arthur Liu	By:	/S/ Judie Rothenberger
	Arthur Liu		Judie Rothenberger
	President & CEO		President